Exhibit 99

For additional information contact:       Ernest Pekmezaris
                                          Senior Vice President and
                                          Chief Financial Officer


FOR IMMEDIATE RELEASE

SAN ANTONIO, TEXAS - OCTOBER 16, 2001. Luby's, Inc. today announced the results of operations for the fiscal year ended August 31, 2001. Sales were $467 million compared with $493 million for the prior year. The decline of 5.31% was primarily due to store closures and a 2.83% annual decline in same-store sales. The net loss for fiscal year 2001 was $31.9 million, or $1.42 per share, compared to net income of $9.1 million, or $0.41 per share, last year. The decline in the current year earnings was partially due to an after-tax asset impairment and provision for store closure of $19.8 million, or $0.88 per share. The provision for store closure primarily relates to 17 locations, 11 of which will cease operations by the end of the first quarter of fiscal year
2002. The remaining six locations are expected to close by August 2002. The decline in current year earnings is also due to an increase in claims accruals, after tax, of $6 million, or $0.27 a share. Specifically, the company incurred higher than average and more frequent workers' compensation claims than were originally expected. Effective October 1, 2001, a new in-house safety and claims program was launched. This program will help prevent injuries and better control expenses related to claims costs.

Fourth quarter sales were $119 million compared to $122 million for the same period last year. This decline of 2.19% was also primarily due to store closures but was offset by an increase of 1.86% in same-store sales. The net loss for the quarter was $19.3 million, or $0.86 per share, compared with a net loss of $8.5 million, or $0.38 per share, last year. The fourth quarter of fiscal 2001 includes an after-tax asset impairment and closure charge of $13.1 million, or $0.57 per share. Additionally, relative to workers' compensation, the company observed increased costs throughout the first three quarters of the fiscal year. In the fourth quarter, the company consulted with an outside firm that reassessed losses based upon increased cost trends and other pertinent information. The results indicated a change in estimate was necessary. The after-tax effect of this change in the fourth quarter was $4.3 million, or $0.19 per share.

Although the decision to close stores is difficult, the company believes it will strengthen financial performance and better utilize management and other employee resources. There are alternative plans to ensure existing assets are utilized for maximum profitability. For example, one unit in Huntsville, Texas, will receive a light remodel and will reopen as a new seafood concept.

With regard to operational development, the company is emphasizing the fundamentals of food quality, food delivery, recipe enhancement, preparation techniques, employee training, marketing, risk management, facility repairs, management compensation, quality assurance, and customer relations.

The San Antonio-based company operates 212 Luby's restaurants in ten states, and its stock is traded on the New York Stock Exchange (symbol LUB).

Certain statements in this press release could constitute "forward-looking" statements that represent the company's expectations or beliefs concerning future results and growth. The company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from such forward-looking statements, including but not limited to general business conditions; the impact of competition; the seasonality of the company's business, taxes, inflation, and government regulations; as well as other risks and uncertainties disclosed in periodic reports on Form 10-K and Form 10-Q filed with the Securities and Exchange Commission. Efforts to close, sell, or improve operating results of underperforming stores depend on many factors not within the company's control, such as the negotiation of settlements of existing lease obligations under acceptable terms, availability of qualified buyers for owned locations, customer traffic, and general business conditions.


                                   Luby's, Inc.
                         CONSOLIDATED STATEMENTS OF INCOME
                        (In thousands except per share data)

                               Three Months Ended          Twelve Months Ended
                                    August 31,                 August 31,
                                 2001         2000         2001         2000
                               ________     ________     ________     ________

Sales                          $119,365     $122,035     $467,161     $493,384
Costs and Expenses:
  Cost of food                   29,125       31,990      117,774      125,167
  Payroll and related costs      48,564       40,304      166,404      155,769
  Occupancy and other
    operating expenses           42,631       41,727      166,533      159,793
  Provision for asset
    impairments                  20,202       14,544       30,402       14,544
  General and administrative
   expenses                       5,918        4,894       25,355       20,999
                               ________     ________     ________     ________
                                146,440      133,458      506,468      476,272
                               ________     ________     ________     ________
      Income (loss) from
       operations               (27,075)     (11,423)     (39,307)      17,112
Interest expense                 (3,184)      (1,954)     (11,660)      (5,908)
Other income, net                   708          345        2,188        2,217
                               ________     ________     ________     ________
      Income (loss) before
       income taxes             (29,551)     (13,033)     (48,779)      13,421
Provision (benefit) for
 income taxes                   (10,168)      (4,535)     (16,898)       4,295
                               ________     ________     ________     ________

      NET INCOME (LOSS)        $(19,383)   $  (8,497)    $(31,881)  $    9,125
                               ________     ________     ________     ________

NET INCOME (LOSS) PER SHARE -
  basic and assuming dilution  $  (0.86)   $   (0.38)    $  (1.42)  $      .41
                               ________     ________     ________     ________

Average number of shares
 outstanding                     22,423       22,420       22,422       22,420
                               ________     ________     ________     ________

Luby's, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
                                                         August 31,   August 31,
ASSETS                                                     2001         2000
                                                         _________    _________

CURRENT ASSETS:
  Cash, cash equivalents,
   and short-term investments                            $ 24,083    $    679
  Income tax receivable                                     4,468       3,749
  Inventories, prepaid expenses,
   and other assets                                        10,755      10,277
                                                        _________    _________
     Total current assets                                  39,306      14,705
Property held for sale                                      3,047      13,156
Investments and other assets                                5,929       4,858
Property, plant, and equipment -
 at cost, net                                             305,180     338,124
                                                        _________    _________
TOTAL ASSETS                                             $353,462    $370,843
                                                        _________    _________


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                       $ 13,696     $ 19,843
  Dividends payable                                           ---        2,242
  Accrued expenses and other liabilities                   34,585       24,040
                                                        _________    _________
TOTAL CURRENT LIABILITIES                                  48,281       46,125

Long-term debt                                            127,401      116,000
Deferred income taxes and
 other credits                                              2,271       10,162
Reserve for store closings                                  4,506        1,815
Shareholders' equity                                      171,003      196,741
                                                        _________    _________
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $353,462     $370,843
                                                        _________    _________